FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2012.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Downward Consolidated Financial Forecasts for the Year Ending March 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 24, 2012 in Kyoto, Japan

Nidec Revises Downward Consolidated Financial Forecasts

for the Year Ending March 31, 2012

Nidec Corporation (NYSE: NJ) today announced a downward revision to its previous consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2012 as follows.

1. Revised consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2012

From April 1, 2011 to March 31, 2012 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2012				(Reference) For the year ended March 31, 2011
	Previous forecast (July 22, 2011)	Revised Forecast	Change (amount)	Change (percent)
Net sales	760,000	700,000	(60,000)	(7.9%)	688,530
Operating income	90,000	70,000	(20,000)	(22.2%)	90,527
Income from continuing operations before income taxes	83,500	62,000	(21,500)	(25.7%)	79,525
Net income attributable to Nidec Corporation	55,000	40,000	(15,000)	(27.3%)	52,333
Net income attributable to Nidec Corporation stockholders per share (basic)	399.71	290.93	-	-	375.91

2. Reasons for the revision

In the nine months ended December 31, 2011, the ripples of economic recessions triggered by the European debt crisis began to radiate into the global economies. In addition, a massive flooding that struck Thailand in October 2011 heavily disrupted global electronics component supply chains, compelling the Company to temporarily halt its Thailand operations. In light of the foregoing, the Company now expects its sales and profits for the year ending March 31, 2012 to be lower than previously expected.

The revised financial forecast assumes the exchange rates of 75 yen against the U.S. dollar and 95 yen against the euro. (Assumed yen/euro exchange rate has been changed from 105 yen/euro to 95 yen/euro). The exchange rates of the yen against other currencies, including Asian currencies, have been determined in relation to the yen-dollar exchange rate.

The Company also announced that its projected annual dividend for the year ending March 31, 2012 will remain unchanged at 90 yen per share.

-###-

4